

Mail Stop 3561

June 15, 2009

Mr. Patrick C. Shutt
Chief Executive Officer
Capital Growth Systems, Inc.
500 W. Madison Street
Suite 2060
Chicago, Illinois 60661

> **RE: Capital Growth Systems, Inc.**
> **Amendment No. 2 to Form 10-KSB for Fiscal Year Ended December 31, 2007**
> **Filed August 15, 2008**
> **Amendment No. 1 to Form 10-QSB for Fiscal Quarter Ended March 31, 2008**
> **Filed August 14, 2008**
> **Form 10-Q for Fiscal Quarters Ended June 30, 2008 and September 30, 2008**
> **Filed August 14, 2008 and November 14, 2008**
> **Amendment No. 2 to Form 8-K filed April 20, 2009**
> **File No. 0-30831**

Dear Mr. Shutt:

    We have reviewed your response letter dated May 28, 2009 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information we may raise additional comments.

Amendment No. 2 to Form 10-K for Fiscal Year Ended December 31, 2007

1.   Please provide us with a detailed description of the valuation issue disclosed in Form 8-K filed June 8, 2009. In doing so, describe the valuation methodology under consideration, the reasons why the valuation methodology under consideration would be appropriate under the circumstances and how its application would impact your previously issued annual and interim financial

statements. In addition, explain to us why your previous valuation methodology is inappropriate under the circumstances.

Item 7. Financial Statements, page 13

Consolidated Statements of Cash Flows, page 19

2.   We reviewed your response to comment 12 in our letter dated March 30, 2009 and note that repayments of long-term debt and proceeds from issuance of stock and unit offerings includes non-cash transactions related to conversions of note obligations to units. In future filings please exclude non-cash investing and financing activities from cash flows presented in the statement and disclose the transactions in supplemental disclosures regarding non-cash investing and financing activities. Refer to paragraph 32 of SFAS 95.

Item 8A(T). Controls and Procedures, page 67

3.   We reviewed your response to comment 14 in our letter dated March 30, 2009. Please file an amendment that includes the proposed revisions to your disclosure.

Exhibits 31.1 and 31.2

4.   We reviewed your response to comment 15 in our letter dated March 30, 2009. Please file an amendment to include the revised certifications as set forth in Item 601(b)(31) of Regulation S-K.

Amendment No. 1 to Form 10-QSB for Quarterly Period Ended March 31, 2008

5.   We reviewed your response to comment 19 in our letter dated March 31, 2009. Please file an amendment to include revised certifications as set forth in Item 601(b)(31) of Regulation S-K. In doing so, consider the comment below regarding earnings per share computations.

Consolidated Statements of Operations, page 6

6.   We reviewed your response to comment one in our letter dated March 30, 2009. It appears that the application of the guidance in paragraph 29 of SFAS 128 and EITF D-72 would have a dilutive effect on earnings per share presented for the quarter ended March 31, 2008. It also appears that the application of paragraph 29 of SFAS 128 and EITF D-72 would have a dilutive effect on earnings per share presented for the quarters ended June 30, 2007 and September 30, 2007. Please tell us why you believe your earnings per share computations for these quarters comply with the referenced guidance or why the referenced guidance is not applicable to your facts and circumstances.

Form 10-Q for Quarterly Period Ended June 30, 2008

7.   We reviewed your response to comment 18 in our letter dated March 31, 2009.
        Please file an amendment to include revised certifications as set forth in Item
        601(b)(31) of Regulation S-K. In doing so, consider the above comment
        regarding earnings per share computations.

Form 10-Q for Quarterly Period Ended September 30, 2008

8.   We reviewed your response to comment 16 in our letter dated March 30, 2009.
        Please file an amendment to include revised certifications as set forth in Item
        601(b)(31) of Regulation S-K. In doing so, consider the above comment
        regarding earnings per share computations.

Amendment No. 2 to Form 8-K filed April 20, 2009

9.   We note that the final closing of the Vanco Direct acquisition occurred on April
        14, 2009. We also note that you filed audited and unaudited financial statements
        of Vanco Direct in Form 8-K/A filed February 5, 2009 and your disclosure that
        you intend to consolidate the financial statements of Vanco Direct as of the
        financial closing date. In addition, we note the disclosure in Exhibit 16.1 to Form
        8-K/A filed June 11, 2009 regarding internal controls over complex transactions,
        including purchase accounting for a significant acquisition. Please tell us the
        facts and circumstances that support your intent to consolidate the financial
        statements of Vanco Direct as of the financial closing date in light of the guidance
        in paragraph 48 of SFAS 141. Also tell us why you have not provided the pro
        forma financial information required by Rule 8-05 of Regulation S-X. Finally,
        tell us whether or not you still intend to consolidate the financial statements of
        Vanco Direct as of the financial closing date and, if not, whether you intend to
        update the financial statements included in Form 8-K/A filed February 5, 2009 in
        accordance with Rule 8-08 of Regulation S-X and to provide the pro forma
        financial information required by Rule 8-05 of Regulation S-X.

        As appropriate, please amend your filings and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendments to expedite our review. Please furnish
a cover letter with your amendments that keys your responses to our comments and
provides any requested information. Detailed letters greatly facilitate our review. Please
understand that we may have additional comments after reviewing your responses to our
comments. Please submit your response letter on EDGAR.

If you have any questions regarding these comments, please direct them to Adam Phippen, Staff Accountant, at (202) 551-3336. In his absence, please direct your questions to me at (202) 551-3344.

Sincerely,

William Thompson
Accounting Branch Chief